

May 1, 2015

<u>Via E-Mail</u>
Christopher Wright, Esq.
Vice President and General Counsel
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

> **Re:** **Pacific Ethanol, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 21, 2015**
> **File No. 333-201879**

Dear Mr. Wright:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Aventine Forward-Looking Financial Information, page 26</u>

1. We note your response to comment 3 of our letter dated April 16, 2015 and we re-issue our comment. Please disclose why Aventine did not provide projections for the combined company and how, if at all, the lack of such combined projections influenced its conclusions.

You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
       Larry A. Cerutti, Esq.
       Troutman Sanders LLP
       5 Park Plaza, Suite 1400
       Irvine, CA 92614-2545